Filed pursuant to Rule 424(b)(3)

Registration No. 333-217409

PROSPECTUS SUPPLEMENT NO. 4

TO THE PROSPECTUS DATED MARCH 30, 2018

ZOMEDICA PHARMACEUTICALS CORP.

77,255,205 Shares of Common Stock

This prospectus supplement no. 4 (this “Supplement”) supplements information contained in the prospectus dated March 30, 2018 (the “Prospectus”), relating to the resale by selling stockholders of Zomedica Pharmaceuticals Corp., a Canadian corporation, of up to 77,255,205 common shares, without par value (“Common Shares”).

This Supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 (the “Form 10-Q”), filed with the Securities and Exchange Commission on November 13, 2018. The Form 10-Q includes our interim unaudited financial statements. Accordingly, this Supplement includes a copy of the Form 10-Q (without exhibits).

This Supplement should be read in conjunction with the Prospectus. This Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 13, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-Q

[X]	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2018.

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from________ to_________.

Commission File Number: 001-38298

Zomedica Pharmaceuticals Corp.

(Exact name of registrant as specified in its charter)

Alberta, Canada	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

100 Phoenix Drive, Suite 190 Ann Arbor, Michigan	48108
(Address of principal executive offices)	(Zip code)

(734) 369-2555

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X ] No [  ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes [X] No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[ ]

Non-accelerated filer	[ ]	Smaller reporting company	[X]
		Emerging growth company	[X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [  ] No [X]

As of November 13, 2018, 94,796,209 shares of the registrant’s common shares, without par value, were issued and outstanding.

Zomedica Pharmaceuticals Corporation

FORM 10-Q

FOR THE QUARTERLY PERIOD ENDED

SEPTEMBER 30, 2018

2

PART I — FINANCIAL INFORMATION

Item 1. Financial Statements.

Zomedica Pharmaceuticals Corp.

Condensed unaudited interim consolidated balance sheets

As at September 30, 2018 and December 31, 2017

(Stated in United States dollars)

		September 30,	December 31,
	Note	2018	2017

Assets

Current assets:
Cash and cash equivalents		$526,817	$3,448,147
Prepaid expenses and deposits	5	1,481,673	786,273
Trade and other receivables		37,742	28,272
		2,046,232	4,262,692

Prepaid expenses and deposits	5	1,374,260	566,832
Property and equipment	6	756,823	371,157
Intangible assets	7	13,331	15,141
		$4,190,646	$5,215,822

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued liabilities		$1,280,379	$828,737
		1,280,379	828,737

Shareholders' equity:
Capital stock
Authorized
Unlimited common shares without par value
Issued and outstanding
94,596,209 common shares (2017 - 90,225,869)	9	25,373,456	18,244,659
Additional paid-in capital	10	1,388,916	1,768,526
Accumulated deficit		(23,852,105)	(15,626,100)
		2,910,267	4,387,085

		$4,190,646	$5,215,822

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

3

Zomedica Pharmaceuticals Corp.

Condensed unaudited interim consolidated statements of operations and comprehensive loss

For the three and nine months ended September 30, 2018 and 2017

(Stated in United States dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2018	2017	2018	2017

Expenses:
Research and development	14	$630,371	$465,495	$3,765,332	$1,586,179
General and administrative	14	834,570	1,350,726	3,243,232	2,926,361
Professional fees	14	293,484	246,192	1,001,886	942,385
Amortization	7	431	699	1,810	2,098
Depreciation	6	86,162	22,903	150,320	65,994
Loss from operations		1,845,018	2,086,015	8,162,580	5,523,017
Gain on settlement of liabilities		-	-	-	(5,000)
Loss on sale of equipment		69,382	-	69,382	-
Foreign exchange gain		(4,122)	(5,333)	(5,957)	(16,229)
Loss before income taxes		1,910,278	2,080,682	8,226,005	5,501,788
Income tax expense		-	-	-	-
Net loss and comprehensive loss		$1,910,278	$2,080,682	$8,226,005	$5,501,788

Weighted average number of common shares - basic and diluted		94,514,905	88,844,534	92,534,667	86,708,499

Loss per share - basic and diluted		$(0.02)	$(0.02)	$(0.09)	$(0.06)

Nature of operations and going concern (Note 1)

Commitments and contingencies (Note 11)

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

4

Zomedica Pharmaceuticals Corp.

Condensed unaudited interim consolidated statements of shareholders’ equity

For the nine months ended September 30, 2018 and 2017

(Stated in United States dollars)

	Note	Number	Capital stock	Additional paid-in capital	Accumulated deficit	Total

Balance at December 31, 2016		83,964,569	$10,189,973	$1,205,456	$(7,561,028)	$3,834,401
Stock issuance for services	9	43,613	45,000	-	-	45,000
Stock issuance for financing, net of cost	9	4,405,373	6,516,650	-	-	6,516,650
Stock-based compensation	10	-	-	837,531	-	837,531
Stock issued due to exercise of options	9	925,000	130,354	(30,156)	-	100,198
Net loss for the period		-	-	-	(5,501,788)	(5,501,788)
Balance at September 30, 2017		89,338,555	$16,881,977	$2,012,831	$(13,062,816)	$5,831,992

Balance at December 31, 2017		90,225,869	$18,244,659	$1,768,526	$(15,626,100)	$4,387,085
Stock issuance for services	9	641,717	1,238,513	-	-	1,238,513
Stock issuance for financing, net of cost	9	1,861,627	3,966,362	-	-	3,966,362
Stock-based compensation		-	-	7,288	-	7,288
Stock issued due to exercise of options	10	1,866,996	1,923,922	(386,898)	-	1,537,024
Net loss for the period		-	-	-	(8,226,005)	(8,226,005)
Balance at September 30, 2018		94,596,209	$25,373,456	$1,388,916	$(23,852,105)	$2,910,267

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

5

Zomedica Pharmaceuticals Corp.

Condensed unaudited interim consolidated statements of cash flows

For the three and nine months ended September 30, 2018 and 2017

(Stated in United States dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2018	2017	2018	2017

Cash flows used in operating activities:
Net loss for the period		$(1,910,278)	$(2,080,682)	$(8,226,005)	$(5,501,788)
Adjustments for
Depreciation	6	86,162	22,903	150,320	65,994
Amortization	7	431	699	1,810	2,098
Loss on sale of equipment		69,382	-	69,382	-
Stock issued for services	9	-	-	1,238,513	45,000
Stock-based compensation		-	675,940	7,288	837,531
Change in non-cash operating working capital
Trade and other receivable		11,885	(13,340)	(9,470)	(10,231)
Prepaid expenses		56,399	45,160	(191,365)	(15,239)
Deposits		(1,281,617)	34,228	(1,311,463)	(181,193)
Accounts payable and accrued liabilities		(403,423)	(128,106)	451,643	(351,134)
		(3,371,059)	(1,443,198)	(7,819,347)	(5,108,962)

Cash flows from financing activities:
Cash proceeds from financing	9	-	3,320,000	4,002,496	6,570,000
Cash received from stock option exercises	10	98,716	60,655	1,537,024	100,198
Cash paid on stock issuance costs		(12,328)	(19,226)	(36,135)	(53,350)
Repayments of shareholder loan		-	-	-	(6,726)
		86,388	3,361,429	5,503,385	6,610,122

Cash flows used in investing activities:
Investment in property and equipment	6	(467,675)	(4,775)	(605,368)	(164,576)
		(467,675)	(4,775)	(605,368)	(164,576)

Increase (decrease) in cash and cash equivalents		(3,752,346)	1,913,456	(2,921,330)	1,336,584

Cash and cash equivalents, beginning of period		4,279,163	2,649,808	3,448,147	3,226,680

Cash and cash equivalents, end of period		$526,817	$4,563,264	$526,817	$4,563,264

The accompanying notes are an integral part of these condensed unaudited interim consolidated financial statements.

6

1.	Nature of operations and going concern

Zomedica Pharmaceuticals Corp. (the “Company”) was incorporated on January 7, 2013 under the Alberta Business Corporations Act as Wise Oakwood Ventures Inc. (“WOW”) and was classified as a capital pool company, as defined in Policy 2.4 of the TSX Venture Exchange.

On April 21, 2016, the Company closed its qualifying transaction (“Transaction”) with ZoMedica Pharmaceuticals Inc. (“ZoMedica”), and filed Articles of Amalgamation and amalgamated with 9674128 Canada Inc. which was wholly-owned by WOW. The amalgamated company changed its name to Zomedica Pharmaceuticals Ltd. and WOW subsequently changed its name to Zomedica Pharmaceuticals Corp. The shares of Zomedica Pharmaceuticals Corp. began trading under the new symbol “ZOM” on Monday May 2, 2016 on the TSX Venture Exchange. On June 21, 2016, the Company filed Articles of Amalgamation and vertically amalgamated with its wholly-owned subsidiary, Zomedica Pharmaceuticals Ltd.

Zomedica has one corporate subsidiary, Zomedica Pharmaceuticals, Inc., a Delaware company whose results and operations are included in these condensed unaudited interim consolidated financial statements. The Company is a biopharmaceutical company targeting health and wellness solutions for the companion pet through a ground-breaking approach that focuses on the needs of the veterinarians themselves. Zomedica's head office is located at 100 Phoenix Drive, Suite 190, Ann Arbor, MI 48108 and its registered office is located at Suite 1250, 639 – 5th Avenue S.W., Calgary, Alberta T2P 0M9.

Going concern

These condensed unaudited interim consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern, and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying condensed consolidated financial statements. Such adjustments could be material.

2.	Basis of preparation

The accounting policies set out below have been applied consistently in the condensed unaudited interim consolidated financial statements.

Basis of consolidation

These condensed unaudited interim consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiary, Zomedica Pharmaceuticals, Inc.

All inter-company accounts and transactions have been eliminated on consolidation.

7

3.	Significant accounting policies

Use of estimates

The preparation of the condensed unaudited interim consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed unaudited interim consolidated financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the fair values of financial assets and liabilities; the determination of fair value of stock-based compensation; the useful lives of property and equipment; and forecasting future cash flows for assessing the going concern assumption.

Basis of measurement

The condensed unaudited interim consolidated financial statements have been prepared on the historical cost basis except as otherwise noted.

Functional and reporting currencies

The Company’s and subsidiary’s functional currency, as determined by management, is US dollars, which is also the Company’s reporting currency.

The accounting policies set out below have been applied consistently to all periods and companies presented in the condensed unaudited interim consolidated financial statements.

Research and development

Research and development costs related to continued research and development programs are expensed as incurred in accordance with ASC topic 730.

Translation of foreign currencies

In respect of other transactions denominated in currencies other than the Company and its wholly owned operating subsidiaries’ functional currencies, the monetary assets and liabilities are translated at the period end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in the condensed unaudited interim consolidated statements of operations and comprehensive loss.

Stock-based compensation

The Company measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted if the fair value of the goods or services received by the Company cannot be reliably estimated.

8

3.	Significant accounting policies (continued)

Stock-based compensation (continued)

The Company calculates stock-based compensation using the fair value method, under which the fair value of the options at the grant date is calculated using the Black-Scholes Option Pricing Model, and subsequently expensed over the vesting period of the option. The provisions of the Company's stock-based compensation plans do not require the Company to settle any options by transferring cash or other assets, and therefore the Company classifies the awards as equity. Stock-based compensation expense recognized during the period is based on the value of stock-based payment awards that are ultimately expected to vest.

The Company estimates forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Loss per share

Basic loss per share (“EPS”) is computed by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding. Diluted EPS reflects the potential dilution that could occur from common shares issuable through the exercise or conversion of stock options, restricted stock awards, warrants and convertible securities. In certain circumstances, the conversion of options are excluded from diluted EPS if the effect of such inclusion would be anti-dilutive.

The dilutive effect of stock options is determined using the treasury stock method. Stock options to purchase common shares of the Company during the period were not included in the computation of diluted EPS because the Company has incurred a loss for the nine months ended September 30, 2018 as the effect would be anti-dilutive.

Comprehensive loss

The Company follows ASC topic 220. This statement establishes standards for reporting and display of comprehensive (loss) income and its components. Comprehensive loss is net loss plus certain items that are recorded directly to shareholders' equity. The Company has no other comprehensive loss items.

Future accounting pronouncements

In February 2016, the FASB issued new guidance, ASU No. 2016-02, Leases (Topic 842). The main difference between current U.S. GAAP and the new guidance is the recognition of lease liabilities based on the present value of remaining lease payments and corresponding lease assets for operating leases under current U.S. GAAP with limited exception. Additional qualitative and quantitative disclosures are also required by the new guidance. Topic 842 is effective for annual reporting periods (including interim reporting periods) beginning after December 15, 2018. Early adoption is permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

9

4.	Critical accounting judgments and key sources of estimation uncertainty

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Critical areas of estimation and judgements in applying accounting policies include the following:

Going concern

These condensed unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP on a going concern basis, which assumes the realization of assets and discharge of liabilities in the normal course of business within the foreseeable future. Management uses judgment in determining assumptions for cash flow projections, such as anticipated financing, anticipated sales and future commitments to assess the Company’s ability to continue as a going concern. A critical judgment is that the Company continues to raise funds going forward and satisfy their obligations as they become due.

Useful lives of property and equipment

As described in Note 3 above, the Company reviews the estimated useful lives of property and equipment with definite useful lives at the end of each year and assesses whether the useful lives of certain items should be shortened or extended, due to various factors including technology, competition and revised service offerings. During the nine month period ended September 30, 2018 and September 30, 2017, the Company was not required to adjust the useful lives of any assets based on the factors described above.

Deferred income taxes

The calculation of deferred income taxes is based on assumptions which are subject to uncertainty as to timing and which tax rates are expected to apply when temporary differences reverse. Deferred tax recorded is also subject to uncertainty regarding the magnitude of non-capital losses available for carry forward and of the balances in various tax pools. By their nature, these estimates are subject to measurement uncertainty, and the effect on the financial statements from changes in such estimates in future period could be material. Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets are reviewed at each balance sheet date and adjusted to the extent that it is no longer probable that the related tax benefit will be realized.

Stock-based payments

The Company estimates the fair value of convertible securities such as options using the Black-Scholes option-pricing model which requires significant estimation around assumptions and inputs such as expected term to maturity, expected volatility and expected dividends.

10

5.	Prepaid expenses and deposits

The Company entered into a lease agreement with Wickfield Phoenix LLC effective on August 23, 2016. The Company prepaid the full outstanding balance of $801,973 on August 26, 2016 and recorded the prepaid rent due within a year as current. On July 31, 2018 the Company entered into an amendment to the lease agreement for additional office space. The Company prepaid the full outstanding balance of $1,269,073 and recorded the prepaid rent due within one year as current. At September 30, 2018, the Company has classified $509,380 as a current asset in the condensed unaudited interim consolidated balance sheet (December 31, 2017 - $155,220).

6.	Property and equipment

	Computer equipment	Furniture and equipment	Laboratory equipment	Leasehold improvements	Total
Cost
Balance at December 31, 2016	$61,598	$7,364	$243,529	$25,672	$338,163
Additions	89,557	68,694	2,200	11,285	171,736
Balance at December 31, 2017	151,155	76,058	245,729	36,957	509,899
Additions	11,701	105,821	246,375	250,471	614,368
Disposals	-	-	(139,466)	(10,937)	(150,403)
Balance at September 30, 2018	162,856	181,879	352,638	276,491	973,864

Accumulated depreciation
Balance at December 31, 2016	13,858	1,490	29,783	3,998	49,129
Depreciation	28,944	10,355	45,092	5,222	89,613
Balance at December 31, 2017	42,802	11,845	74,875	9,220	138,742
Depreciation	66,405	11,130	42,082	30,703	150,320
Disposals	-	-	(61,546)	(10,475)	(72,021)
Balance at September 30, 2018	109,207	22,975	55,411	29,448	217,041
	109,207	22,975	55,411	29,448	217,041
Net book value as at:
December 31, 2017	$108,353	$64,213	$170,854	$27,737	$371,157
September 30, 2018	$53,649	$158,904	$297,227	$247,043	$756,823

In August of 2018, the Company relocated part of its operations to a new building. Due to the relocation, leasehold improvements with a net book value of $462 were written off and equipment with a net book value of $77,920 was sold for $9,000. The net loss on disposal recorded was $69,382.

11

7.	Intangible assets

	Computer software	Trademarks	Total
Cost
Balance at December 31, 2016	$5,143	$16,236	$21,379
Additions	-	-	-
Balance at December 31, 2017	5,143	16,236	21,379
Additions	-	-	-
Balance at September 30, 2018	5,143	16,236	21,379

Accumulated amortization
Balance at December 31, 2016	2,428	1,013	3,441
Amortization	1,715	1,082	2,797
Balance at December 31, 2017	4,143	2,095	6,238
Amortization	1,000	810	1,810
Balance at September 30, 2018	5,143	2,905	8,048

Net book value as at:
December 31, 2017	$1,000	$14,141	$15,141
September 30, 2018	$-	$13,331	$13,331

8.	Loan arrangements

On October 17, 2017, the Company entered into a loan arrangement with a shareholder of the Company, pursuant to which such shareholder has agreed to provide a loan facility to the Company, whereby the Company may borrow up to $5,000,000, with the proceeds to be used for working capital and general corporate purposes. The term of the loan facility is five (5) years, with principal and interest payments being due only at the time of maturity. Under the loan agreement, the Company may borrow in one or more advances, provided however that a minimum amount of $250,000 must be borrowed at any one time and not more than two advances may occur per month. Interest shall accrue at a rate of fourteen percent (14%) per annum, payable upon maturity. As of September 30, 2018, no amounts have been borrowed.

12

9.	Capital stock

The Company is authorized to issue an unlimited number of common stock, all without par value.

Issued and outstanding common stock:

		Capital
	Number	stock
Balance at December 31, 2016	83,964,569	$10,189,973
Stock issuance for services	43,613	45,000
Stock issued due to exercise of options	925,000	130,354
Stock issuance for financing, net of costs	4,405,373	6,516,650
Balance at September 30, 2017	89,338,555	$16,881,977

Balance at December 31, 2017	90,225,869	$18,244,659
Stock issuance for services (i)	641,717	1,238,513
Stock issued due to exercise of options (Note 10)	1,866,996	1,923,922
Stock issuance for financing, net of costs (ii)	1,861,627	3,966,362
Balance at September 30, 2018	94,596,209	$25,373,456

i.	On May 10, 2018, the Company issued 641,717 common shares in accordance with a development, commercialization and exclusive distribution agreement with Seraph Biosciences, Inc. and recognized $1,238,513 as a research and development expense in the condensed unaudited interim statements of operations and comprehensive loss.

ii.	On May 15, 2018, the Company issued 255,815 common shares for gross proceeds of $550,000. On June 28, 2018, the Company issued 1,605,812 common shares for gross proceeds of $3,452,496. The Company recorded $23,806 of share issuance costs as an offset to capital stock.

13

10.	Stock-based compensation

During the three months ended September 30, 2018, 85,000 options were exercised. During the three months ended September 30, 2017, 427,940 options were exercised. During the nine months ended September 30, 2018 1,866,996, options were exercised. During the nine months ended September 30, 2017, 925,000 options were exercised and the Company issued 1,815,000 stock options, each option entitling the holder to purchase one common share of the Company.

The continuity of stock options are as follows:

	Number of Options	Weighted Avg Exercise Price (CDN$)
Balance at December 31, 2016	7,975,000	0.84
Stock options exercised on February 21, 2017	(10,000)	0.25
Stock options exercised on February 21, 2017	(400,000)	0.05
Options issued on February 24, 2017	535,000	1.50
Stock options exercised on May 8, 2017	(7,060)	1.50
Stock options cancelled on May 17, 2017	(10,000)	1.50
Stock options exercised on May 23, 2017	(80,000)	0.25
Stock options exercised on July 6, 2017	(200,000)	0.05
Stock options exercised on July 17, 2017	(220,000)	0.25
Options issued on August 14, 2017	1,280,000	2.75
Stock options exercised on August 29, 2017	(7,940)	1.50
Stock options exercised on December 19, 2017	(25,000)	0.25
Stock options exercised on December 19, 2017	(750,000)	1.50
Balance at December 31, 2017	8,080,000	1.21
Stock options exercised on January 8, 2018	(124,000)	0.25
Stock options exercised on January 26, 2018	(100,000)	0.25
Stock options exercised on March 8, 2018	(50,000)	0.25
Stock options exercised on March 13, 2018	(176,000)	0.25
Stock options exercised on March 22, 2018	(50,000)	0.25
Stock options exercised on March 26, 2018	(240,000)	0.25
Stock options exercised on March 28, 2018	(325,000)	0.25
Stock options exercised on March 29, 2018	(562,996)	2.75
Stock options exercised on April 20, 2018	(154,000)	0.25
Stock options expired on April 21, 2018	(1,946,000)	0.25
Stock options cancelled on June 8, 2018	(100,000)	1.50
Stock options cancelled on June 21, 2018	(400,000)	1.50
Stock options cancelled on August 14, 2018	(75,000)	2.75
Stock options exercised on September 27, 2018	(85,000)	1.50
Stock options cancelled on September 28, 2018	(5,000)	2.75
Balance at September 30, 2018	3,687,004	1.72

14

10.	Stock-based compensation (continued)

As at September 30, 2018, details of the issued and outstanding stock options are as follows:

Grant date	Exercise price (CDN$)	Number of options issued and outstanding	Number of vested options outstanding	Weighted avg remaining life (years)
December 21, 2016	1.50	2,415,000	2,415,000	0.22
December 21, 2016	1.50	100,000	100,000	0.12
February 24, 2017	1.50	35,000	35,000	0.40
February 24, 2017	1.50	500,000	500,000	0.12
August 14, 2017 (a)	2.75	387,004	387,004	0.87
August 14, 2017 (a)	2.75	250,000	250,000	0.12

The fair value of options granted during the three and nine months ended September 30, 2018 and year ended December 31, 2017 was estimated using the Black-Scholes option pricing model to determine the fair value of options granted using the following assumptions:

	February 24, 2017	August 14, 2017 (a)	August 14, 2017 (b)
Volatility	59%	59%	83%
Risk-free interest rate	0.81%	1.22%	1.22%
Expected life (years)	2	2	1
Dividend yield	0%	0%	0%
Common share price	CDN $1.35	CDN $2.40	CDN $2.40
Strike price	CDN $1.50	CDN $2.75	CDN $2.75
Forfeiture rate	nil	nil	nil

The Company recorded nil stock-based compensation for the three months ended September 30, 2018 (three months ended September 30, 2017 - $675,941). The Company recorded $7,288 stock-based compensation for the nine months ended September 30, 2018 (nine months ended September 30, 2017 - $161,590). The Company recorded the cash receipt of $98,715 as capital stock and reclassified $34,608 of stock-based compensation to capital stock due to the exercise of options during the three months ended September 30, 2018. The Company recorded the cash receipt of $1,537,024 as capital stock and reclassified $386,898 of stock-based compensation to capital stock due to the exercise of options during the nine months ended September 30, 2018.

Volatility is determined based on volatilities of comparable companies when the Company does not have its own sufficient trading history. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average of the term of the options.

The risk-free rate assumed in valuing the options is based on the Canadian treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is nil as the Company is not expected to pay dividends in the foreseeable future. The Company has estimated its stock option forfeitures to be nil for the three and nine months ended September 30, 2018 (three and Nine months ended September 30, 2017 - $nil).

15

11.	Commitments and contingencies

There were no annual lease payments for the premises as of September 30, 2018.

12.	Financial instruments

(a)	Fair values

The Company follows ASC topic 820, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC topic 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. Inputs refers broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of the hierarchy are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for substantially the full term of the financial instrument.

Level 3 inputs are unobservable inputs for asset or liabilities.

The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

(i)	The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options.

An increase/decrease in the volatility would have resulted in an increase/decrease in the fair value of the options.

The carrying values of cash, trade and other receivable, accounts payable and accrued liabilities and shareholder loans payable approximates their fair values because of the short-term nature of these instruments.

(b)	Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on cash and cash equivalents, due to related parties due to the short-term nature of these balances.

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

16

(c)	Foreign exchange risk

None

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million, a +/- 10% movement in the Canadian currency held by the Company versus the U.S. dollar would affect the Company’s loss and other comprehensive loss by $0.1 million.

(d)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at September 30, 2018 and December 31, 2017:

					September 30, 2018
	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	1 year	1 year	Total
	$	$	$	$	$	$
Third parties
Accounts payable and accrued liabilities	1,280,379	-	-	-	-	1,280,379
	1,280,379	-	-	-	-	1,280,379

					December 31, 2017
	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	1 year	1 year	Total
	$	$	$	$	$	$
Third parties
Accounts payable and accrued liabilities	828,737	-	-	-	-	828,737
	828,737	-	-	-	-	828,737

13.	Segmented information

The Company's operations comprise a single reportable segment engaged in the research, development targeting health and wellness solutions for the companion pet. As the operations comprise a single reportable segment, amounts disclosed in the financial statements for loss for the period, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in the United States of America (“US”).

	September 30, 2018	December 31, 2017
	$	$
Total assets
Canada	521,531	3,519,918
US	3,669,115	1,695,904

Total property and equipment
US	756,823	371,157

17

14.	Schedule of expenses

	For the three months ended September 30, 2018			For the three months ended September 30, 2017
	Research and Development	Professional Fees	General and Administrative	Research and Development	Professional Fees	General and Administrative

Salaries, bonus and benefits	$164,267	$-	$454,786	$118,227	$-	$1,136,402
Contracted expenditures	259,947	-	-	156,980	-	-
Marketing and investor relations	-	-	53,996	-	-	13,015
Travel and accommodation	8,023	-	36,491	6,425	-	49,532
Insurance	20,855	-	76,903	21,900	-	48,373
License fees	-	-	-	-	-	-
Office	6,665	-	82,416	16,701	-	26,803
Consultants	80,425	293,484	-	58,536	246,192	-
Regulatory	19,247	-	32,904	25,775	-	28,844
Rent	15,396	-	90,463	12,040	-	38,805
Supplies	55,546	-	6,611	48,911	-	8,951
Total	$630,371	$293,484	$834,570	$465,495	$246,192	$1,350,726

	For the nine months ended September 30, 2018			For the nine months ended September 30, 2017
	Research and Development	Professional Fees	General and Administrative	Research and Development	Professional Fees	General and Administrative

Salaries, bonus and benefits	$490,706	$-	$1,957,341	$478,231	$-	$2,107,835
Contracted expenditures	968,159	-	-	516,275	-	5,610
Marketing and investor relations	-	-	177,151	-	-	116,196
Travel and accommodation	13,360	-	228,359	9,383	-	228,317
Insurance	65,099	-	234,646	59,572	-	132,474
License fees	1,738,513	-	-	-	-	-
Office	41,312	-	220,823	28,569	-	76,967
Consultants	169,613	1,001,886	-	226,985	942,385	-
Regulatory	57,422	-	226,604	77,325	-	100,979
Rent	31,047	-	176,501	31,303	-	121,231
Supplies	190,101	-	21,807	158,536	-	36,750
Total	$3,765,332	$1,001,886	$3,243,232	$1,586,179	$942,385	$2,926,361

15.	Capital risk management

The capital of the Company includes equity, which is comprised of issued common capital stock, additional paid-in capital, and accumulated deficit. The Company's objective when managing its capital is to safeguard the ability to continue as a going concern in order to provide returns for its shareholders, and other stakeholders and to maintain a strong capital base to support the Company's core activities.

18

16.	Loss per share

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2017	2018	2017

Numerator
Net loss for the period	$1,910,278	$2,080,682	$8,226,005	$5,501,788
Denominator
Weighted average shares - basic	94,514,905	88,844,534	92,534,667	86,708,499
Stock options	-	-	-	-
Denominator for diluted loss per share	94,514,905	88,844,534	92,534,667	86,708,499

Loss per share - basic and diluted	$(0.02)	$(0.02)	$(0.09)	$(0.06)

For the above mentioned periods, the Company had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted loss per share in the periods presented, as their effect would have been anti-dilutive.

17.	Related party transactions and key management compensation

Key management personnel are comprised of the Company’s directors and executive officers. In addition to their salaries, key management personnel also receive share-based compensation. Key management personnel compensation is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2017	2018	2017
Salaries and benefits, including bonuses	$324,784	$329,314	$1,046,449	$954,311
Stock-based compensation	-	598,595	-	749,615
Total	$324,784	$927,909	$1,046,449	$1,703,926

19

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and the related notes and the other financial information included elsewhere in this Quarterly Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Quarterly Report, and those set forth in our most recent Annual Report on Form 10-K particularly those under “Risk Factors” discussed below and in our most recent Annual Report on Form 10-K.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 10-Q contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

There are a number of important factors that could cause the actual results to differ materially from those expressed in any forward-looking statement made by us. These factors include, but are not limited to:

•	the success, cost and timing of our research and development activities, validation studies and pivotal trials, including with respect to our lead product candidates, ZM-020, ZM-017, ZM-007, ZM-012, ZM-006 and ZM-011;

•	our ability to obtain regulatory approval from the FDA-CVM and/or the USDA-CVB for our pharmaceutical and diagnostic product candidates, as applicable;

•	our ability to obtain funding for our operations;

•	the ability of our CROs to appropriately conduct our safety studies and certain development activities;

•	the ability of our CMOs to manufacture and supply our product candidates in accordance with cGMP and our clinical needs;

•	our plans to develop and commercialize any product candidates for which we receive regulatory approval;

•	our ability to develop and commercialize product candidates that can compete effectively against the product candidates developed and commercialized by our competitors;

•	the size and growth of the veterinary diagnostics and therapeutics markets;

•	our ability to obtain and maintain intellectual property protection for our current and future product candidates;

•	regulatory developments in the United States;

20

•	the loss of key scientific or management personnel;

•	our expectations regarding the period during which we will be an “emerging growth company” under the JOBS Act;

•	the accuracy of our estimates regarding expenses, future revenues, capital requirements and needs for additional financing; and

•	our status as a PFIC for U.S. federal income tax purposes.

The foregoing does not represent an exhaustive list of matters that may be covered by the forward-looking statements contained herein or risk factors that we are faced with that may cause our actual results to differ from those anticipate in our forward-looking statements. Please see “Risk Factors” below and in our most recent Annual Report on Form 10-K for additional risks which could adversely impact our business and financial performance.

All forward-looking statements are expressly qualified in their entirety by this cautionary notice. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this report or the date of the document incorporated by reference into this report. We have no obligation, and expressly disclaim any obligation, to update, revise or correct any of the forward-looking statements, whether as a result of new information, future events or otherwise. We have expressed our expectations, beliefs and projections in good faith and we believe they have a reasonable basis. However, we cannot assure you that our expectations, beliefs or projections will result or be achieved or accomplished.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Overview

We are a development stage veterinary diagnostic and pharmaceutical company creating products for companion animals (canine, feline, and equine) by focusing on the unmet needs of clinical veterinarians. We believe that we have identified and are developing diagnostics and therapeutics that have the potential to significantly improve the diagnosis and treatment of various diseases affecting companion animals. We believe that there are significant unmet medical needs for pets, and that the pet diagnostic and therapeutic segments of the animal health industry are likely to grow substantially as new diagnostic tools and treatments are identified, developed, and marketed specifically for companion animals.

Together with our strategic partners, we are developing a Raman spectroscopy-based point-of-care diagnostic platform for the detection of pathogens, liquid biopsy assays for the detection of cancer and related consumables. The regulatory pathway to obtain pre-market regulatory approval of companion animal diagnostics is significantly shorter than for similar diagnostic products intended for human use. In certain cases, pre-market regulatory approval may be unnecessary, depending on the intended use of the diagnostic.

We also have identified a number of drugs that have proven safe and effective in humans that we are developing for use in companion animals. We believe this development approach enables us to reduce the risks associated with obtaining regulatory approval for unproven product candidates and shortens the development timeline necessary to bring our product candidates to market. We have four drug product candidates in early development and have identified several other potential product candidates for further investigation.

In addition, we are investigating the development of alternative drug delivery technologies for our drug product candidates. Many of the human-approved therapeutics used in companion animals are only available in pill or injectable form. However, it can be difficult to give a companion animal an injection or to assure that the animal has swallowed a pill. As a result, we believe that compliance with treatment regimens is a significant problem for veterinarians and pet owners. The challenges associated with medicating pets are unique, and we believe that developing product candidates that can be easily taken by the pet or easily administered by pet owners will help increase compliance.

21

We are a development-stage company with no products approved for marketing and sale, and we have not generated any revenue. We have incurred significant net losses since our inception. We incurred net losses of $1,910,278 and $2,080,682 for the three months ended September 30, 2018 and September 30, 2017, respectively, and $8,226,005 and $5,501,788 for the nine months ended September 30, 2018 and September 30, 2017, respectively. These losses have resulted principally from costs incurred in connection with investigating and developing our product candidates, research and development activities and general and administrative costs associated with our operations. As of September 30, 2018, we had an accumulated deficit of $23,852,105 and cash and cash equivalents of $526,817.

For the foreseeable future, we expect to continue to incur losses, which will increase significantly from historical levels as we expand our product development activities, commercialize them if they do not require U.S. Food and Drug Administration’s Center for Veterinary Medicine, or FDA-CVM, pre-market approval, and seek regulatory approvals for our product candidates where required from the FDA-CVM or the United States Department of Agriculture Center for Veterinary Biologics, or the USDA-CVB.

For further information on the regulatory, business and product pipeline, please see the “Business” section of the Annual Report on Form 10-K. For further information on the risk factors, please see the “Risk Factors” section of the Annual Report on Form 10-K.

Revenue

We do not have any products approved for sale, have not generated any revenue from product sales since our inception and do not expect to generate any revenue from the sale of products in the near future. If our development efforts result in clinical success and regulatory approval or collaboration agreements with third parties for any of our product candidates, we may generate revenue from those product candidates.

Operating Expenses

The majority of our operating expenses to date have been for the general and administrative activities related to general business activities, capital market activities and stock-based compensation, and research and development activities related to our lead product candidates.

Research and Development Expense

All costs of research and development are expensed in the period in which they are incurred. Research and development costs primarily consist of salaries and related expenses for personnel, fees paid to consultants, outside service providers, professional services, license fees, travel costs and materials used in clinical trials and research and development.

We have a point-of-care diagnostic platform, ZM-020, for the detection of pathogens in urine and fecal samples, and a non-invasive diagnostic assay or blood test, ZM-017, that we are developing as an aid for veterinarians in diagnosing cancer in canines.

We have four drug product candidates in development. Our lead drug product candidate is ZM-007, an oral suspension formulation of metronidazole targeting the treatment of acute diarrhea in small dog breeds and puppies under nine pounds or four kilograms. Our second drug product candidate is ZM-012, a novel tablet formulation of metronidazole and a complementary formulation to ZM-007, targeting the treatment of acute diarrhea in larger dogs. Our third drug product candidate is ZM-006, a transdermal gel formulation of methimazole targeting hyperthyroidism in cats. Our fourth drug product candidate is ZM-011, a transdermal gel formulation of fluoxetine, most commonly known as Prozac®, its human pharmaceutical brand name.

We typically use our employee and infrastructure resources across multiple development programs. We track outsourced development costs by product candidate. We allocate personnel and other internal costs related to development of ZM-020 and ZM-017.

22

General and Administrative Expense

General and administrative expense consists primarily of personnel costs, including salaries, related benefits and stock-based compensation for employees, consultants and directors. General and administrative expenses also include rent and other facilities costs and professional and consulting fees for legal, accounting, tax services and other general business services.

Professional Fees

Professional fees include attorney’s fees, accounting fees and consulting fees incurred in connection with product investigation and analysis, regulatory analysis, government relations, audit, securities offerings, investor relations, and general corporate and intellectual property advice.

Income Taxes

As of December 31, 2017, we had net operating loss carryforwards for federal and state income tax purposes of $5,008,180 and non-capital loss carryforwards for Canada of approximately $6,526,850 respectively, which will begin to expire in fiscal year 2035. According to newly released IRS regulations, net operating losses generated after 2017 do not expire. However, we have evaluated the factors bearing upon the realization of our deferred tax assets, which are comprised principally of net operating loss carryforwards and non-capital loss carryforwards. We concluded that, due to the uncertainty of realizing any tax benefits as of December 31, 2017 and forward, a valuation allowance is necessary to fully offset our deferred tax assets.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenue, costs and expenses and related disclosures during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments, including those described below. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 3 of the notes to our financial statements appearing elsewhere in this document, we believe that the estimates and assumptions involved in the following accounting policies may have the greatest potential impact on our financial statements.

JOBS Act

The Jumpstart Our Business Startups Act, or the JOBS Act, contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” We have irrevocably elected not to avail ourselves of the JOBS Act provision that an emerging growth company may delay adopting new or revised accounting standards until such times as those standards apply to private companies.

In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if as an “emerging growth company” we choose to rely on such exemptions, we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). These exemptions will apply until December 31, 2022 or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier.

23

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the year. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the determination of the functional currency; the fair values of financial assets and liabilities; the determination of fair value of stock-based compensation; and forecasting future cash flows for assessing the going concern assumption.

Research and Development Costs

Research and development expenses comprise costs incurred in performing research and development activities, including salaries and benefits, safety and efficacy studies and contract manufacturing costs, contract research costs, patent procurement costs, materials and supplies and occupancy costs. Research and development activities include internal and external activities associated with research and development studies of current product candidates and advancing product candidates towards a goal of obtaining regulatory approval to manufacture and market the product candidate.

Research and development costs related to continued research and development programs are expensed as incurred in accordance with ASC topic 730.

Translation of Foreign Currencies

The functional currency, as determined by management, is U.S. dollars, which is also our reporting currency. Transactions denominated in currencies other than U.S. dollars and the monetary value of assets and liabilities are translated at the period end exchange rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in the consolidated statements of operations and comprehensive loss.

Stock-Based Compensation

We measure the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted if the fair value of the goods or services received by us cannot be reliably estimated.

We calculate stock-based compensation using the fair value method, under which the fair value of the options at the grant date is calculated using the Black-Scholes Option Pricing Model, and subsequently expensed over the vesting period of the option. The provisions of our stock-based compensation plans do not require us to settle any options by transferring cash or other assets, and therefore we classify the awards as equity. Stock-based compensation expense recognized during the period is based on the value of stock-based payment awards that are ultimately expected to vest. We estimate forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Volatility is determined based on volatilities of comparable companies as Company does not have its own trading history. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average of the term of the options. The risk-free rate assumed in valuing the options is based on the Canadian treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is Nil as we are not expected to pay dividends in the foreseeable future.

24

Loss Per Share

Basic loss per share, or EPS, is computed by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding. Diluted EPS reflects the potential dilution that could occur from common shares issuable through the exercise or conversion of stock options, restricted stock awards, warrants and convertible securities. In certain circumstances, the conversion of options, warrants and convertible securities are excluded from diluted EPS if the effect of such inclusion would be anti-dilutive.

The dilutive effect of stock options is determined using the treasury stock method. Stock options and warrants to purchase our common shares issued during the period were not included in the computation of diluted EPS, as the effect would be anti-dilutive.

Comprehensive Loss

We follow ASC topic 220. This statement establishes standards for reporting and display of comprehensive (loss) income and its components. Comprehensive loss is net loss plus certain items that are recorded directly to shareholders' equity. We currently have no other comprehensive loss items.

Results of Operations

Three and nine months ended September 30, 2018 compared to three and nine months ended September 30, 2017

Our results of operations for the three and nine months ended September 30, 2018 and September 30, 2017 are as follows:

	Three months ended September 30,				Nine months ended September 30,
	2018	2017	Change		2018	2017	Change
	$	$	$	%	$	$	$	%
Expenses
Research and development	630,371	465,495	164,876	35%	3,765,332	1,586,179	2,179,153	137%
General and administrative	834,570	1,350,726	(516,156)	-38%	3,243,232	2,926,361	316,871	11%
Professional fees	293,484	246,192	47,292	19%	1,001,886	942,385	59,501	6%
Amortization	431	699	(268)	-38%	1,810	2,098	(288)	-14%
Depreciation	86,162	22,903	63,259	276%	150,320	65,994	84,326	128%
Loss from operations	1,845,018	2,086,015	(240,997)	-12%	8,162,580	5,523,017	2,639,563	48%

Gain on settlement of liabilities	-	-	-	N/A	-	(5,000)	5,000	N/A
Loss on sale of fixed assest	69,382		69,382	100%	69,382	-	69,382	100%
Foreign exchange gain	(4,122)	(5,333)	1,211	-23%	(5,957)	(16,229)	10,272	-63%
Loss before income taxes	1,910,278	2,080,682	(170,404)	-8%	8,226,005	5,501,788	2,724,217	50%

Income tax expense	-	-	-	N/A	-	-	-	N/A

Net loss and comprehensive loss	1,910,278	2,080,682	(170,404)	-8%	8,226,005	5,501,788	2,724,217	50%

Revenue

We did not generate any revenue during the three and nine months ended September 30, 2018 and September 30, 2017.

25

Research and Development

 Research and development expense for the three months ended September 30, 2018 was $630,371 compared to $465,495 for the three months ended September 30, 2017, an increase of $164,876 or 35%. The increase was primarily due to an increase in contracted expenditures of $102,967, salaries, bonus and benefits of $46,038 and consulting fees of $21,889.

Research and development expense for the nine months ended September 30, 2018 was $3,765,332 compared to $1,586,179 for the nine months ended September 30, 2017, an increase of $2,179,153 or 137%. The increase was primarily due to the up-front licensing fee related to the signing of a development, commercialization and exclusive distribution agreement with Seraph Biosciences, Inc. of $1,738,513, and accrued payments to Seraph for previously incurred development costs of $333,247 included in contracted expenditures. The up-front licensing fee represented the issuance of unregistered common shares having a value of $1,238,513 and a cash payment of $500,000. Other significant increases of expenditures include contracted expenditures of $451,885. Overall there was an increased level of lab activities, including in vitro and in vivo work, to support the further development of our product candidates ZM-017, ZM-020, ZM-007, ZM-012, ZM-006 and ZM-011. We expect that our R&D expenditures in 2018 will be significantly higher than in 2017, due to the upfront and milestone payments of licensed technologies, initiation of pilot studies related to our four investigational new animal drug applications, work related to verification and validation of ZM-020 and ZM-017, and additional veterinary pharmaceutical candidates, diagnostic developments and technologies.

General and Administrative

 General and administrative expense for the three months ended September 30, 2018 was $834,570 compared to $1,350,728 for the three months ended September 30, 2017, a decrease of $516,156 or 38%. The decrease was primarily due to the prior period stock-based compensation expenses of $675,940 primarily as a result of the granting of options to purchase an aggregate of 1,280,000 common shares in August 2017 of which 1,223,750 vested immediately upon the date of grant. In the three months ended September 30, 2018 there was no stock-based compensation grant of stock options. This decrease was also partially offset by an increase in office expense of $55,613 and rent expense of $51,658 due to the expansion of our laboratory and office space, and insurance costs of $28,530 for increased Directors and Officers Insurance premiums.

General and administrative expense for the nine months ended September 30, 2018 was $3,243,232, compared to $2,926,361 for the nine months ended September 30, 2017, an increase of $316,871 or 11%. After adjusting for the prior period stock-based compensation expense of $837,531 the increase for the nine months ended September 30, 2018 was $1,168,822. The increase was due to an increase to salaries, bonus and benefits (excluding stock-based compensation expense) of $701,310 related to the addition of personnel, the addition of a Chief Commercial Officer, a Vice President of Sales and accrued severance to a former officer of the Company. Other increased expenses included office expense of $143,856, regulatory expense of $125,625, and insurance costs of $102,172. We expect that G&A expense will increase in 2018 and future periods as we increase our level of activity.

Professional Fees

Professional fees for the three months ended September 30, 2018 were $293,484 compared to $246,192 for the three months ended September 30, 2017, an increase of $47,292 or 19%. Professional fees for the 2018 period consisted primarily of consulting fees incurred in connection with preparation and completion of additional SEC filings and updates, and costs incurred in being a public company across two jurisdictions, Canada and U.S.

Professional fees for the nine months ended September 30, 2018 were $1,001,886 compared to $942,385 for the nine months ended September30, 2017, an increase of $59,501 or 6%. Professional fees for the 2018 period consisted primarily of consulting fees incurred in connection with preparation and completion of additional SEC filings and updates, and costs incurred in being a public company across two jurisdictions, Canada and U.S.

26

Net Loss

Our net loss for the three months ended September 30, 2018 was $1,910,278 or $0.02 per share, compared with a net loss of $2,080,682 or $0.02 per share, for the three months ended September 30, 2017, an increase of $170,404 or 8%. The net loss in each period was attributed to the matters described above.

Our net loss for the nine months ended September 30, 2018 was $8,226,005 or $0.09 per share, compared with a net loss of $5,501,788, or $0.06 per share, for the nine months ended September 30, 2017, an increase of $2,724,217 or 50%. The net loss in each period was attributed to the matters described above. We expect to continue to record net losses in future periods until such time as have sufficient revenue from our product candidates to offset our operating expenses.

Cash Flows

Three and nine months ended September 30, 2018 compared to three and nine months ended September 30, 2017

The following table shows a summary of our cash flows for the periods set forth below:

	Three months ended September 30,				Nine months ended September 30,
	2018	2017	Change		2018	2017	Change
	$	$	$	%	$	$	$	%
Cash flows used in operating activities	(3,371,059)	(1,443,198)	(1,927,861)	134%	(7,819,347)	(5,108,962)	(2,710,385)	53%
Cash flows from financing activities	86,388	3,361,429	(3,275,041)	-97%	5,503,385	6,610,122	(1,106,737)	-17%
Cash flows used in investing activities	(467,675)	(4,775)	(462,900)	9694%	(605,368)	(164,576)	(440,792)	268%
Increase (decrease) in cash	(3,752,346)	1,913,456	(5,665,802)	-296%	(2,921,330)	1,336,584	(4,257,914)	-319%
Cash and cash equivalents, beginning of period	4,279,163	2,649,808	1,629,355	61%	3,448,147	3,226,680	221,467	7%
Cash and cash equivalents, end of period	526,817	4,563,264	(4,036,447)	-88%	526,817	4,563,264	(4,036,447)	-88%

Operating Activities

Net cash used in operating activities for the three months ended September 30, 2018 was $3,371,059 compared to $1,443,196 for the three months ended September 30, 2017, an increase of $1,927,861 or 134%. The increase resulted primarily from our net loss of $1,910,278 for the three months ended September 30, 2018, compared to our net loss of $2,080,682 for the three months ended September 30, 2017, a decrease of $170,404 or 8%. The largest uses of cash stemmed from an amended lease agreement for additional laboratory and office space for our headquarters in Ann Arbor, Michigan in which we deposited $1,269,073 in rent for the entire 43-month lease term. Other significant increases in uses of cash include an increase in salaries, bonus and benefits as we had 22 employees at September 30, 2018, compared to 20 employees at September 30, 2017.

Net cash used in operating activities for the nine months ended September 30, 2018 was $7,819,347 compared to $5,108,962 for the nine months ended September 30, 2017, an increase of $$2,710,385 or 53%. The increase resulted primarily from our net loss of $8,226,005 for the nine months ended September 30, 2018, compared to our net loss of $5,501,788 for the nine months ended September 30, 2017, an increase of $2,724,217 or 50%. The largest uses of cash stemmed from the Seraph up-front licensing fee cash payment of $500,000 and we entered into an amended lease agreement as discussed above. Other significant increases in uses of cash include an increase in salaries, bonus and benefits as we had 22 employees at September 30, 2018, compared to 20 employees at September 30, 2017. These increases in uses of cash were partially offset by sources of cash from stock issued for services and stock-based compensation for a total of $1,245,801.

Net cash used in operating activities for the three and nine months ended September 30, 2017 was, $1,443,196 and $5,108,962 which resulted primarily from our net loss of $2,080,682 and $5,501,788. The largest uses of cash were for employee salaries, bonus and benefits, professional fees and consulting expenses related to the preparation of our initial U.S. registration statement, and work on our application to list our common shares on the NYSE American.

27

Financing Activities

Net cash provided by financing activities for the three months ended September 30, 2018 was $86,388 compared to net cash provided by financing activities of $3,361,428 for the three months ended September 30, 2017, a decrease of $3,275,041 or 97%. The decrease was primarily due to a nil cash proceeds from financing for the three months ended September 30, 2018, compared to $3,320,000 for the three months ended September 30, 2017. Other financing activities included the exercise of stock options for $98,716 for the three months ended September 30, 2018, compared to $60,655 for the three months ended September 30, 2017.

Net cash provided by financing activities for the nine months ended September 30, 2018 was $5,503,385 compared to net cash provided by financing activities of $6,610,122 for the nine months ended September 30, 2017, a decrease of $1,106,737 or 17%. The decrease was primarily due to cash proceeds from financing for $4,002,496 for the nine months ended September 30, 2018, compared to $6,570,000 for the nine months ended September 30, 2017. Other financing activities included the exercise of stock options for $1,537,024 for the nine months ended September 30, 2018, compared to $100,198 for the nine months ended September 30, 2017.

Net cash provided by financing activities for the three and nine months ended September 30, 2017 was $3,361,428 and $6,610,122, which relates primarily to the sale of $3,320,000 and $6,570.000 of our common shares and proceeds from the exercise of stock options for $60,655 and $100,198 respectively.

Investing Activities

Net cash used in investing activities for the three months ended September 30, 2018 was $467,675 compared to $4,775 for the three months ended September 30, 2017, an increase of $462,900 or 9,694%. The increase resulted primarily from the build-out of the new laboratory and office space in Ann Arbor.

Net cash used in investing activities for the nine months ended September 30, 2018 was $605,368, compared to $164,576 for the nine months ended September 30, 2017, an increase of $440,792 or 268%.The increase resulted primarily from the completion of build-out of the new laboratory and office space in Ann Arbor.

Net cash used in investing activities for the three and nine months ended September 30, 2017 was $4,775 and $164,576 which primarily resulted from leasehold improvements and the purchase of furniture and equipment for the initial office space in Ann Arbor.

Liquidity and Capital Resources

We have incurred losses and negative cash flows from operations and have not generated any revenue since our inception in May 2015. As of September 30, 2018, we had an accumulated deficit of $23,852,105. We have funded our working capital requirements primarily through the sale of our common shares and the exercise of stock options. At September 30, 2018, we had cash and cash equivalents of $526,817.

Working capital (defined as current assets minus current liabilities) was $765,853 as of September 30, 2018. This was primarily due to cash and cash equivalents of $526,817 and prepaid expenses and deposits of $1,481,673, partially offset by accounts payables and accrued liabilities of $1,280,379.

On October 17, 2017 we entered into a five-year $5,000,000 unsecured working capital facility with Equidebt LLC, one of our shareholders (the “Equidebt Facility”). Amounts borrowed under the Equidebt Facility bear interest at a rate of 14% per annum payable at maturity. All amounts borrowed under the Equidebt Facility become due and payable on October 17, 2022. We can make two borrowings per month under the Equidebt Facility, each of which must be for a minimum of $250,000. The Equidebt Facility is unsecured; however Gerald A. Solensky Jr., our Chairman of the Board, President and Chief Executive Officer, has personally guaranteed our obligations under the Equidebt Facility. As of September 30, 2018 we have not borrowed against this facility.

28

On May 15, 2018, we announced a private offering of up to $10,000,000 of our common shares at a price of $2.15 per share (the “Private Placement”) and we issued 255,815 common shares for gross proceeds of $550,000. On June 28, 2018, we issued an additional 1,605,812 common shares for gross proceeds of $3,452,496 pursuant to the Private Placement. On July 28, 2018, the Private Placement of common shares expired with no additional sales. In aggregate, we sold a total of 1,861,627 common shares at a price of $2.15 per share for total gross proceeds of approximately $4,002,496. These common shares may not be offered or sold in the United States unless they are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. We recorded $23,806 of share issuance costs as an offset to capital stock.

We believe that our existing cash and available borrowings under the Equidebt Facility will be sufficient to fund our operations through the next twelve months. Our ability to continue as a going concern is ultimately dependent upon our ability to achieve sustainable positive cash flow from operations. However, we do not expect to generate revenue from the sale of our product candidates for the foreseeable future. To the extent that we do not generate sufficient cash flow from our operations, we intend to finance our working capital requirements through equity and/or debt financings, development agreements or marketing license agreements, the collection of revenues resulting from future commercialization activities and/or new strategic partnership agreements. There can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all. The availability of equity or debt financing will be affected by, among other things, the results of our research and development activities, our ability to obtain regulatory approvals, market acceptance of any products for which we receive marketing approval, conditions in the capital markets generally and in the veterinary products industry, strategic alliance agreements and other relevant commercial considerations.

If we raise additional funds by issuing equity securities, our existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that could restrict operations. In the event that we are unable to obtain sufficient capital to meet our working capital requirements, we may be required to change or curtail current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated. In such an event, we may not be able to take advantage of business opportunities, and may have to terminate or delay safety and efficacy studies, curtail our product development programs, or sell or assign rights to our product candidates, products and technologies.

Based on the closing price of our common shares on September 30, 2018, the market price of our common shares exceeded the exercise price of our outstanding stock options. To the extent that some or all of such stock options are exercised, we would receive the proceeds of such exercises which would provide additional capital for our company. However no assurance can be given that any of such stock options will be exercised or as to the proceeds and timing of any exercises that do occur. The willingness of option holders to exercise their options depends on a number of factors, including, without limitation: the future market price of our common shares; the availability of capital to fund the payment of the exercise price of such options, the tax consequences of any such exercises and the ability of such option holders to resell some or all of the common shares received upon such exercises.

Our future capital requirements depend on many factors, including, but not limited to:

•	the scope, progress, results and costs of researching and developing our current or future product candidates;

•	the timing of, and the costs involved in, obtaining regulatory approvals for any of our current or future product candidates;

•	the number and characteristics of the product candidates we pursue;

•	the cost of manufacturing our current and future product candidates and any products we successfully commercialize;

•	the cost of commercialization activities if any of our current or future product candidates are approved for sale, including marketing, sales, service, customer support and distribution costs;

•	the expenses needed to attract and retain skilled personnel;

29

•	the costs associated with being a public company;

•	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such agreements; and

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing possible patent claims, including litigation costs and the outcome of any such litigation.

Off Balance Sheet Arrangements

Since inception, we have not engaged in the use of any off-balance sheet arrangements, such as structured finance entities, special purpose entities or variable interest entities.

Recent Accounting Pronouncements

In February 2016, the FASB issued new guidance, ASU No. 2016-02, Leases (Topic 842). The main difference between current U.S. GAAP and the new guidance is the recognition of lease liabilities based on the present value of remaining lease payments and corresponding lease assets for operating leases under current U.S. GAAP with limited exception. Additional qualitative and quantitative disclosures are also required by the new guidance. Topic 842 is effective for annual reporting periods (including interim reporting periods) beginning after December 15, 2018. Early adoption is permitted. We are in the process of evaluating the amendments to determine if they have a material impact on our financial position, results of operations, cash flows or disclosures.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 4. Controls and Procedures.

Disclosure Controls and Procedures

Evaluation of Our Disclosure Controls

 We maintain disclosure controls and procedures that are designed to provide reasonable assurance that material information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and to provide reasonable assurance that such information is accumulated and communicated to our management, our chief executive officer and our chief financial officer, to allow timely decisions regarding required disclosure. We carried out an evaluation, under the supervision and with the participation of our management, including our principal executive and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13(a)-15(e) under the Exchange Act. Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of September 30, 2018, our disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in the framework in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of September 30, 2018.

30

PART II — OTHER INFORMATION

Item 1. Legal Proceedings.

We are not currently a party to any material legal proceedings.

Item 1A. Risk Factors.

RISK FACTORS

Risks Related to Our Business

We have a limited operating history, are not profitable and may never become profitable.

We are a development stage veterinary diagnostic and pharmaceutical company creating products for companion animals (canine, feline and equine) by focusing on the unmet needs of clinical veterinarians. Since the commencement of our business in May 2015, our operations have been primarily limited to the identification of product candidates and research and development of our diagnostic and drug product candidates, ZM-020, a Raman spectroscopy-based point-of-care diagnostic platform, ZM-017, a non-invasive diagnostic assay or blood test for the detection of certain cancers in canines, ZM-007 and ZM-012, an anti-diarrheal oral suspension and pill form respectively that is intended for use in dogs, ZM-006, a transdermal gel treatment for hyperthyroidism, a metabolic disorder, which is intended for use in cats and ZM-011, a transdermal gel treatment for behavioral disorders intended for use in cats. As a result, we have limited historical operations upon which to evaluate our business and prospects and we have not yet demonstrated an ability to obtain approval for any of our product candidates or successfully overcome the risks and uncertainties frequently encountered by companies in emerging fields such as the companion animal pharmaceuticals and health care solutions industries.

We also have not generated any revenue to date, and we expect to continue to incur significant research and development costs and other expenses. Our net loss and comprehensive loss for the three months ended September 30, 2018 and September 30, 2017 was $1,910,278 and $2,080,682, respectively, for the nine months ended September 30, 2018 and September 30, 2017 was $8,226,005 and $5,501,788, respectively, and for the years ended December 31, 2017 and December 31, 2016 was $8,065,072 and $5,740,492, respectively. Our accumulated deficit as of September 30, 2018 was $23,852,105. As of September 30, 2018, we had total shareholders' equity of $2,910,267. We expect to continue to incur losses for the foreseeable future, which will increase significantly from historical levels as we expand our product development activities (including conducting required clinical studies and trials), seek necessary approvals for our product candidates, and begin commercialization activities. Even if we succeed in developing and broadly commercializing one or more of our product candidates, we expect to continue to incur losses for the foreseeable future, and we may never become profitable. If we fail to achieve or maintain profitability, then we may be unable to continue our operations at planned levels and be forced to reduce or cease operations.

We will need to raise additional capital to achieve our goals.

We do not have any products approved for sale. Although we believe that we do not require pre-market approval from the U.S. Food and Drug Administration’s Center for Veterinary Medicine, or the FDA-CVM, to market and sell ZM-020, our Raman spectroscopy-based point-of-care diagnostic platform, or ZM-017, the circulating tumor cell, or CTC, diagnostic assay that we are developing, we do not expect to commence marketing of these solutions until the second half of 2018.

Until, and unless, we receive approval from the FDA-CVM for our drug product candidates, we cannot market or sell our drug products in the United States and will have no material drug product revenue. Our lead drug product candidates, ZM-007, ZM-012, ZM-006 and ZM-011 are in the formulation, optimization and/or pilot study stage, and we have not yet begun pivotal trials. We anticipate that each of our drug product candidates will require from three to five years of development at a cost of approximately $3 million to $5 million per drug product candidate before we expect to be able to apply for marketing approval in the United States.

31

We are also seeking to identify potential complementary opportunities in the veterinary diagnostics and therapeutics sectors. We will continue to expend substantial resources for the foreseeable future to develop our existing product candidates and any other product candidates that we may develop or acquire. These expenditures will include: costs of identifying additional potential product candidates; costs associated with drug formulation; costs associated with conducting pilot and pivotal trials and clinical studies; costs associated with completing other research and development activities; costs associated with payments to technology licensors and maintaining other intellectual property; costs of obtaining regulatory approvals; costs associated with securing contract manufacturers to meet our commercial manufacturing and supply capabilities; and costs associated with marketing and selling any of our products approved for sale. We also may incur unanticipated costs. Because the outcome of our development activities and commercialization efforts is inherently uncertain, the actual amounts necessary to successfully complete the development and commercialization of our existing or future product candidates may be greater or less than we anticipate.

As a result, we will need to obtain additional capital to fund the development of our business. Except for our $5,000,000 unsecured working capital loan we have no existing agreements or arrangements with respect to any financings, and any such financings may result in dilution to our shareholders, the imposition of debt covenants and repayment obligations or other restrictions that may adversely affect our business or the value of our common shares.

Our future capital requirements depend on many factors, including, but not limited to:

•	the scope, progress, results and costs of researching and developing our existing or future diagnostics and product candidates;

•	the timing of, and the costs involved in, obtaining regulatory approvals for any of our existing or future diagnostics or product candidates;

•	the number and characteristics of the diagnostics and/or product candidates we pursue;

•	the cost of contract manufacturers to manufacture our existing and future diagnostics and product candidates and any products we successfully commercialize;

•	the cost of commercialization activities if any of our existing or future diagnostics and product candidates are approved for sale, including marketing, sales and distribution costs;

•	the expenses needed to attract and retain skilled personnel;

•	the costs associated with being a public company;

•	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of such agreements; and

•	the costs involved in preparing and filing patent applications, maintaining any successfully obtained patents and protecting and enforcing any such patents.

Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate one or more of our product development programs or any future commercialization efforts.

32

We are substantially dependent on the success of our lead product candidates, and cannot be certain that any of them will be approved for marketing, to the extent applicable, or successfully commercialized.

We have no products approved for sale in any jurisdiction and are focused primarily on the development of our lead diagnostic and drug product candidates, ZM-020, ZM-017, ZM-007, ZM-012, ZM-006 and ZM-011. Accordingly, our near-term prospects, including our ability to generate material product revenue, or enter into potential strategic transactions, will depend heavily on the successful development and commercialization of one or more of our lead candidates, which in turn will depend on a number of factors, including the following:

•	the successful completion of clinical validation of our diagnostic product candidates, which may take significantly longer than we anticipate and will depend, in part, upon the satisfactory performance of third-party contractors;

•	the successful completion of pilot testing and pivotal efficacy and safety trials of one or more of our drug product candidates, which may take significantly longer than we anticipate and will depend, in part, upon the satisfactory performance of third-party contractors;

•	our ability to demonstrate to the satisfaction of the FDA-CVM or the USDA Center for Veterinary Biologics, or USDA-CVB, as applicable, the safety and efficacy of our drug product candidates and to obtain regulatory approvals;

•	the ability of our third-party contract manufacturers to manufacture supplies of any of our product candidates and to develop, validate and maintain viable commercial manufacturing processes that are compliant with Good Manufacturing Practices or GMP;

•	our ability to successfully market any product candidate for which marketing approval is received, whether alone or in collaboration with others;

•	the availability, perceived advantages, relative cost, relative safety and relative efficacy of our product candidates compared to alternative and competing treatments;

•	the acceptance of our product candidates as safe and effective by veterinarians, pet owners and the animal health community;

•	our ability to achieve and maintain compliance with all regulatory requirements applicable to our business; and

•	our ability to obtain and enforce our intellectual property rights and obtain marketing exclusivity for our product candidates, and avoid or prevail in any third-party patent interference, patent infringement claims or administrative patent proceedings initiated by third parties or the United States Patent and Trademark Office (“USPTO”).

Many of these factors are beyond our control. Accordingly, we cannot assure you that we will be successful in developing or commercializing any of our product candidates. If we are unsuccessful or are significantly delayed in developing and commercializing ZM-020, ZM-017, ZM-007, ZM-012, ZM-006 or ZM-011 or any of our other product candidates, our business and prospects will be materially adversely affected and you may lose all or a portion of your investment.

Our product candidates will face significant competition and may be unable to compete effectively.

The development and commercialization of veterinary diagnostics and pharmaceuticals is highly competitive and our success depends on our ability to compete effectively with other products in the market.

There are a number of competitors in the diagnostic market that have substantially greater financial and operational resources and established marketing, sales and service organizations. We expect to compete primarily with commercial clinical laboratories, hospitals’ clinical laboratories and other veterinary diagnostic equipment manufacturers. Our principal competitors in the veterinary diagnostic market are Idexx Laboratories, Inc., Antech Diagnostics, a unit of VCA Inc., Abaxis, Inc., Heska Corporation and Zoetis Inc. We must develop our distribution channels and build our direct sales force in order to compete effectively in these markets. If we are unable to effectively manage our distribution channels in our highly competitive industry, we may fail to retain customers or obtain new customers and our business will suffer.

33

If our drug product candidates are approved, we expect to compete with large animal health companies including Merck Animal Health, the animal health division of Merck & Co., Inc.; Elanco, the animal health division of Eli Lilly and Company; Bayer Animal Health, the animal health division of Bayer AG; Novartis Animal Health, the animal health division of Novartis AG; Boehringer Ingelheim Animal Health, the animal health division of Boehringer Ingelheim GmbH; and Zoetis, Inc., as well as European companies such as Virbac S.A., Vetoquinol S.A. and Dechra Pharmaceuticals PLC We are also aware of several smaller early stage companies that are developing products for use in the pet therapeutics market, including Kindred Biosciences, Inc., Aratana Therapeutics, Inc., Parnell Pharmaceuticals Holdings Ltd. and Jaguar Animal Health, Inc. We also expect to compete with academic institutions, governmental agencies and private organizations that are conducting research in the field of animal health medicines.

We target drug product candidates for which the API, while having been approved for use in human drugs, has not been previously approved for use in animals. If we are the first to gain approval for the use of such API in animals, our drug products will benefit from between three and seven years of marketing exclusivity in the United States for the approved indication. We also plan to differentiate our products, where possible, with alternative drug delivery systems that are more conducive to dosing for the target companion animal species, but we cannot assure you that we will be able to prevent our competitors from developing substantially similar products and bringing those products to market earlier than we are able to.

Our drug product candidates will face competition from various products approved for use in humans that are used off-label in animals, and all of our products will face potential competition from new products in development. These and other potential competing products may benefit from greater brand recognition and brand loyalty than our drug product candidates may achieve.

Many of our competitors and potential competitors have substantially more financial, technical and human resources than we do. Many also have far more experience than we have in the development, manufacture, regulation and worldwide commercialization of animal health medicines, including pet therapeutics. We also expect to compete with academic institutions, governmental agencies and private organizations that are conducting research in the fields of animal diagnostics and animal health. If such competing products are commercialized prior to our product candidates, or if our intellectual property protection and efforts to obtain regulatory exclusivity fail to provide us with exclusive marketing rights for some of our therapeutic products, we may be unable to compete effectively in the markets in which we participate. Contractual agreements between clinics and from competitors may limit practices’ ability to use other tests and technologies due to predetermined minimums in those agreements.

Development of product candidates for use in companion animal health is an inherently expensive, time-consuming and uncertain, and any delay or discontinuance of validation or pivotal studies for our current or future product candidates would significantly harm our business and prospects.

Development of product candidates for use in companion animals is an inherently lengthy, expensive and uncertain process, and there is no assurance that our development activities will be successful. We do not know whether the validation studies of ZM-017 or ZM-020, or the pivotal studies of ZM-007, ZM-012, ZM-006 or ZM-011, or of any of our other product candidates, will begin or conclude on time, and they may be delayed or discontinued for a variety of reasons, including if we are unable to:

•	address any safety concerns that arise during the course of the studies;

•	complete the studies due to deviations from the study protocols, the occurrence of adverse events or, in the case of our validation studies, sensitivity and selectivity results that vary from our expectations;

•	add new study sites;

•	address any conflicts with new or existing laws or regulations; or

•	reach agreement on acceptable terms with study sites, which can be subject to extensive negotiation and may vary significantly among different sites.

34

Any delays in completing our development efforts will increase our costs, delay our product candidate development and any regulatory approval process and jeopardize our ability to commence product sales and generate revenue. Any of these occurrences may significantly harm our business, financial condition and prospects. In addition, factors that may cause a delay in the commencement or completion of our development efforts may also ultimately lead to the denial of regulatory approval of our product candidates which, as described above, would materially, adversely impact our business and prospects.

We will rely on third parties to conduct certain portions of our development activities. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to obtain regulatory approval for or commercialize our product candidates.

We have used contract manufacturing organizations (“CMOs”) and contract research organizations (“CROs”) to conduct our manufacturing and research and development activities. We expect to continue to do so, including with respect to our manufacturing, clinical validation, pilot studies and pivotal trials of ZM-020, ZM-017, ZM-007, ZM-012, ZM-006 and ZM-011. These CMOs and CROs are not our employees, and except for contractual duties and obligations, we have limited ability to control the amount or timing of resources that they devote to our programs or manage the risks associated with their activities on our behalf. We are responsible to regulatory authorities for ensuring that each of our product candidates is manufactured using good manufacturing practices and studies are conducted in accordance with the development plans and trial protocols, and any failure by our CMOs and CROs to do so may adversely affect our ability to obtain regulatory approvals, subject us to penalties, or harm our credibility with regulators. The FDA-CVM also requires us and our CMOs and CROs to comply with regulations and standards, commonly referred to as good manufacturing practices, or GMPs, good clinical practices, or GCPs, and good laboratory practices, or GLPs, collectively called GXPs, for conducting, monitoring, recording and reporting the results of our manufacturing and studies to ensure that the data and results are scientifically credible and accurate.

Our agreements with our CMOs and CROs may allow termination by the CMOs and CROs in certain circumstances with little or no advance notice to us. These agreements generally will require our CMOs and CROs to reasonably cooperate with us at our expense for an orderly winding down of the CMOs’ and CROs’ services under the agreements. If the CMOs and CROs conducting our manufacturing and studies do not comply with their contractual duties or obligations to us, or if they experience work stoppages, do not meet expected deadlines, terminate their agreements with us or need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our development protocols or GXPs or for any other reason, we may need to secure new arrangements with alternative CMOs and CROs, which could be difficult and costly. In such event, our studies also may need to be extended, delayed or terminated as a result, or may need to be repeated. If any of the foregoing were to occur, regulatory approval and commercialization of our product candidates may be delayed and we may be required to expend substantial additional resources.

The failure of any CMO and CRO to perform adequately or the termination of any arrangements with any of them may adversely affect our business.

Risks Related to Government Regulation

Various government regulations could limit or delay our ability to develop and commercialize our products or otherwise negatively impact our business.

In the U.S., the manufacture and sale of certain diagnostic products are regulated by agencies such as the USDA, the FDA or the EPA. While our point-of-care Raman spectroscopy-based diagnostic solution and our diagnostic test for canine cancer do not require approval by the USDA prior to sale in the U.S., these diagnostic solutions will be subject to post-marketing oversight by the FDA-CVM. In addition, delays in obtaining regulatory approvals for new products or product upgrades could have a negative impact on our growth and profitability.

The manufacture and sale of our products, as well as our research and development processes, are subject to similar and potentially more stringent laws in foreign countries.

We are also subject to a variety of federal, state, local and international laws and regulations that govern, among other things, the importation and exportation of products; our business practices in the U.S. and abroad, such as anti-corruption and anti-competition laws; and immigration and travel restrictions. These legal and regulatory requirements differ among jurisdictions around the world and are rapidly changing and increasingly complex. The costs associated with compliance with these legal and regulatory requirements are significant and likely to increase in the future.

Any failure to comply with applicable legal and regulatory requirements could result in fines, penalties and sanctions; product recalls; suspensions or discontinuations of, or limitations or restrictions on, our ability to design, manufacture, market, import, export or sell our products; and damage to our reputation.

35

Risks Related to Intellectual Property

Our diagnostic assay technologies depend on certain technologies that are licensed to us. We do not control these technologies and any loss of our rights to them could prevent us from marketing our diagnostic product candidates.

Our Raman spectroscopy-based point-of-care diagnostic product is dependent on a license from Seraph Biosciences, Inc., while our canine cancer diagnostic assay technology is dependent on a license from Celsee, Inc. We do not own the intellectual property rights that underlie these licenses. Our rights to use the technology we license are subject to the negotiation of, continuation of and compliance with the terms of our licenses. We do not control the prosecution, maintenance or filing of the patents and other intellectual property licensed to us, or the enforcement of these intellectual property rights against third parties. The patents and patent applications underlying our licenses were not written by us or our attorneys, and we do not have control over the drafting and prosecution of such rights. Seraph and Celsee might not have given the same attention to the drafting and prosecution of patents and patent applications as we would have if we had been the owners of the intellectual property rights and had control over such drafting and prosecution. We cannot be certain that drafting and/or prosecution of the licensed patents and patent applications has been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

Not applicable.

Item 3. Defaults Upon Senior Securities.

Not applicable.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

None.

Item 6. Exhibits.

The exhibits listed on the accompanying index to exhibits immediately preceding the exhibits are filed as part of, or hereby incorporated by reference into, this Quarterly Report.

36

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zomedica Pharmaceuticals Corp.

By:	/s/ Gerald Solensky, Jr.
Name:	Gerald Solensky Jr.
Title:	Chief Executive Officer

By:	/s/ Shameze Rampertab
Name:	Shameze Rampertab
Title:	Chief Financial Officer

37

EXHIBIT INDEX

Exhibit No.	Description

3.1	Articles of Amalgamation of Zomedica Pharmaceuticals Corp. (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 filed with the Commission on April 21, 2017 (File No. 333-217409))

3.2	Amended and Restated By-Law No. 1 of Zomedica Pharmaceuticals Corp. (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 filed with the Commission on April 21, 2017 (File No. 333-217409))

3.3	Certificate of Amendment and Registration of Restated Articles of Zomedica Pharmaceuticals Corp. (incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form S-1 filed with the Commission on April 21, 2017 (File No. 333-217409))

3.4	Certificate of Amalgamation of Zomedica Pharmaceuticals Corp. (incorporated by reference to Exhibit 3.4 to the Company's Registration Statement on Form S-1 filed with the Commission on April 21, 2017 (File No. 333-217409))

10.25	First Amendment to Lease Agreement for 100 Phoenix Drive, Ann Arbor MI 48108

10.26	Addendum to First Amendment to Lease Agreement 100 Phoenix Drive, Ann Arbor MI 48108

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.

101.INS	XBRL Instance Document.*

101.SCH	XBRL Taxonomy Extension Schema Document.*

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.*

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.*

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.*

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.*

* This certification is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the registrant specifically incorporates it by reference.

38